UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Community Shores Bank Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
204046 10 6
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 8

CUSIP No.	204046 10 6

1	NAMES OF REPORTING PERSONS. Muskegon Castings Corp. (EIN 38-3156858)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of Michigan

	5	SOLE VOTING POWER:

NUMBER OF		75,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		75,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	75,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS):

	CO

Schedule 13G	Page 3 of 8

CUSIP No.	204046 10 6

1	NAMES OF REPORTING PERSONS: Bruce J. Essex, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		125,250

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		125,250

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	125,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%

12	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	IN

Schedule 13G	Page 4 of 8
Item 1. (a) Name of Issuer: Community Shores Bank Corporation
Item 1. (b) Address of Issuer’s Principal Executive Offices: 1030 W. Norton Avenue, Muskegon, Michigan 49441
Item 2. (a) Name of Person Filing:
     This Schedule 13G is being filed by Bruce J. Essex, Jr. (“Mr. Essex”) and Muskegon Castings Corp., a Michigan corporation (“Muskegon Castings”). Mr. Essex is the Chairman of the Board, President and Chief Executive Officer of Muskegon Castings, and owns a substantial majority of its outstanding stock.
     This Schedule 13G is intended to report an aggregate beneficial ownership of 125,250 shares of Common Stock of Community Shores Bank Corporation (“Community Shores”). Of these 125,250 shares, Muskegon Castings beneficially owns directly 75,000 shares, which are also indirectly beneficially owned by Mr. Essex, because he has the sole power to vote and control the disposition of all of these 75,000 shares. Of these 125,250 shares, Mr. Essex also beneficially owns directly 44,000 shares, and beneficially owns indirectly 6,250 shares that are owned by Port City Metal Products, Inc. Mr. Essex has sole power to vote and dispose of these 44,000 shares and 6,250 shares. Mr. Essex is the President and Chief Executive Officer of Port City Metal Products, Inc., and owns a substantial majority of its outstanding stock.
     The shares reported in this schedule 13G as being beneficially owned by Mr. Essex include the shares reported as being beneficially owned by Muskegon Castings.
Item 2. (b) Address of Principal Business Office or, if none, Residence:
Mr. Essex’s principal business office is located at:
1985 E. Laketon Avenue
Muskegon, MI 49442
Muskegon Castings’ principal business office is located at:
1985 E. Laketon Avenue
Muskegon, MI 49442
Item 2. (c) Citizenship: Mr. Essex is a citizen of the United States of America. Muskegon Castings is a Michigan corporation.
Item 2. (d) Title of Class of Securities: Common stock

Schedule 13G	Page 5 of 8
Item 2. (e) CUSIP Number: 204046 10 6
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Muskegon Castings Corp.:
(a)	Amount beneficially owned: 75,000

(b)	Percent of class: 5.1%.

Schedule 13G	Page 6 of 8
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 75,000.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 75,000.

(iv)	Shared power to dispose or to direct the disposition of: 0.
Bruce J. Essex, Jr.
(a)	Amount beneficially owned: 125,250.

(b)	Percent of class: 8.5%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 125,250.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 125,250.

(iv)	Shared power to dispose or to direct the disposition of: 0.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     By written contract, Bruce J. Essex (father of Mr. Essex) has a right to receive a portion of the net after tax proceeds of the sale of the Common Stock held by Muskegon Castings provided that such sale is prior to February 2016. By written contract, the percentage of the net after tax proceeds that Bruce J. Essex is entitled to receive declines each year from February of 2001 through February of 2016. Bruce J. Essex has no right to vote or dispose of the Common Stock held by Muskegon Castings.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
     Not Applicable.

Schedule 13G	Page 7 of 8
Item 8. Identification and Classification of Members of the Group
     Not Applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2010

Muskegon Castings Corp.
By:	/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Chairman of the Board,
President and Chief Executive Officer

/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Individually

Schedule 13G	Page 8 of 8
Joint Filing Agreement Pursuant to Rule 13d-1
      This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: February 1, 2010

Muskegon Castings Corp.
By:	/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Chairman of the Board,
President and Chief Executive Officer

/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Individually